                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS
            FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13D-2(A)


NEW WORLD COFFEE - MANHATTAN BAGEL, INC., f/k/a NEW WORLD COFFEE & BAGELS, INC.,
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   648904200
                        ------------------------------
                                (CUSIP Number)

                          Peter S. Sartorius, Esquire
                          Morgan, Lewis & Bockius LLP
                               1701 Market Street
                       Philadelphia, Pennsylvania 19103
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                August 30, 1999
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g) check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.648904200                                       PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BET ASSOCIATES, L.P.
      23-2957243
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            538,095 shares of Common Stock.

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             538,095 shares of Common Stock.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      538,095 shares of Common Stock.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.25%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO.648904200                                       PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BRUCE E. TOLL
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            538,095 shares of Common Stock.
                          19,250 shares of Common Stock.
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0- shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             538,095 shares of Common Stock.
                          19,250 shares of Common Stock.

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0- shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      557,345 shares of Common Stock.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.44%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
Cusip No. 648904200                                                  Page 4 of 7

Item 1.   Security and Issuer.

          This statement relates to the common stock (the "Common Stock") of New World Coffee -Manhattan Bagel, Inc., f/k/a New World Coffee & Bagels, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 246 Industrial Way West, Eatontown, New Jersey 07724.

Item 2.   Identity and Background.

          (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by it; and (ii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll and BET. Mr. Toll is the sole member of BRU LLC, a Delaware limited liability company ("BRU"), which is the sole general partner of BET. Mr. Toll and BET are sometimes referred to herein as the "Filing Persons." Any disclosure herein with respect to persons other than the Filing Persons are made on information and belief after making inquiry to the appropriate party.

          (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

          (c) The principal business of BET is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

          (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Toll is a United States citizen.

Item 3.   Source and Amount of Funds or Other Considerations.

          On November 19, 1998 (the "Closing Date"), BET entered into a Term Loan Agreement (the "Agreement") with the Issuer, pursuant to which BET agreed, subject to the satisfaction of certain conditions, to loan $5 million to the Issuer. Under the terms of the Agreement, BET received (1) 250,000 shares of the Issuer's Common Stock on or about November 19, 1998, 250,000 shares of the Issuer's Common Stock on or about February 19, 1999, 250,000 shares of the Issuer's Common Stock on or about May 19, 1999, and 250,000 shares of the Issuer's Common Stock on or about August 19, 1999; (2) 76,190 shares of the Issuer's Common Stock on or about August 19, 1999; and (3) a warrant (the "Warrant") to purchase 1,000,000 shares of the Issuer's Common Stock. On July 16, 1999, BET transferred the Warrant to Jack I. Zalkind.

          Effective as of August 24, 1999, the Issuer implemented a one-for-two combination of the Issuer's Common Stock (the "Reverse Stock Split") which reduced the outstanding number of the Issuer's shares of Common Stock by one-half. As a result and as of August 30, 1999, BET held 538,095 shares of the Issuer's Common Stock pursuant to the Agreement. On August 30, 1999, the Issuer repaid BET under the Agreement and the Agreement was terminated.

                                 SCHEDULE 13D
Cusip No. 648904200                                                  Page 5 of 7

          BET used funds contributed by its partners, principally BRU, to fund the loan under the Agreement.

          On July 14, 1999, Mr. Toll purchased 11,000 shares and 27,500 shares of the Issuer's Common Stock through two separate brokers' transactions. Following the Reverse Stock Split, Mr. Toll held a total of 19,250 shares of the Issuer's Common Stock on account of the brokers' transactions.

Item 4.   Purpose of Transaction.

          BET and Mr. Toll have acquired the 557,345 shares of the Issuer's Common Stock for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

          (d) The Agreement provided that BET could nominate one designee to the Issuer's Board of Directors. In March of 1999, Mr. Tannenbaum was nominated by BET and elected to the Issuer's Board of Directors.

          Except as provided above, neither BET nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) BET beneficially owns 538,095 shares of Common Stock, which constitutes 5.25% of the Common Stock outstanding (based upon 10,242,523 shares of Common Stock outstanding which is based upon 20,485,047 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended August 4, 1999 and taking into account the Reverse Stock Split). Mr. Toll beneficially owns 557,345 shares of Common Stock, which constitutes 5.44% of the Common Stock outstanding (based upon 10,242,523 shares of Common Stock outstanding which is based upon 20,485,047 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended August 4, 1999 and taking into accout the Reverse Stock Split). Such securities were acquired pursuant to the transactions described in Item 3.

          (b) BET has sole voting power and power to dispose of the 538,095 shares of the Issuer's Common Stock. Mr. Toll has sole voting power and power to dispose of the 557,345 shares of the Issuer's Common Stock.

          (c)  See Item 3.

          (d)  N/a.

          (e)  N/a.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          See Items 3 and 4.

                                 SCHEDULE 13D
Cusip No. 648904200                                                  Page 6 of 7

ITEM 7.   Material to Be Filed as Exhibits.

          N/a.

                                 SCHEDULE 13D
Cusip No. 648904200                                                  Page 7 of 7

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 9, 1999
                              BET ASSOCIATES, L.P.

                              By:  BRU LLC
                                   Its General Partner



                              By: /s/ Bruce E. Toll
                                 --------------------------------
                                 Bruce E. Toll
                                 Member



                                  /s/ Bruce E. Toll
                                 --------------------------------
                                 Bruce E. Toll